BY EDGAR SUBMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Dear Ms. Jenkins,

Re:     Alpha Natural Resources, Inc. (File No. 001-32331)
Form 10-K for Fiscal Year Ended December 31, 2013, Filed February 28, 2014

Below please find our response to the comments set forth in a letter dated April 29, 2014 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Alpha’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”). References to the “Company,” “Alpha,” “we,” “us” and “our” in this letter refer to Alpha Natural Resources, Inc. and its consolidated subsidiaries, unless otherwise indicated. For your convenience, we have restated below in bold the comment verbatim from the Letter and have supplied our response immediately thereafter.

Form 10-K for the year ended December 31, 2013

Item 8. Financial Statement and Supplementary Data, page 90
Note 10. Asset Impairment and Restructuring, page 106

1)
We note that you idled certain mines located in West Virginia during fiscal year 2013 and announced a plan to further reduce operating and support expenses by approximately $200 million annually in response to weak market conditions and recorded asset impairment and restructuring expenses of $37.3 million, including $1.9 million related to mineral reserves in an asset group. Please explain and expand your disclosures to provide the following in future filings:

a)	the total value of the long-lived assets at the idled mines in West Virginia at December 31, 2013;

b)	explain when you performed the impairment analysis; and

c)
how you define asset group, specifically the factors you consider in determining whether a mine or group of mines has independent cash flows. Please tell us the number of asset groups you have in the All Other segment and the Eastern Coal operations segment.

Response:

Accounting Standards Codification (“ASC”) 360-10-35-23 states “For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” In the Form 10-K, the Company disclosed in Footnote 10 to the Consolidated Financial Statements as well as in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company’s asset groups “generally consist of the assets and applicable liabilities of one or more mines and preparation plants and associated coal reserves for which cash flows are largely independent of cash flows of other mines, preparation plants and associated reserves.” At December 31, 2013, the Company had a total of 15 coal related long-lived asset groups, two of which were located in its Western Coal Operations, twelve in its Eastern Coal Operations and one in its All Other category.

ASC 360-10-55-35 acknowledges that “while grouping at the lowest level for which there are identifiable cash flows for recognition and measurement of an impairment loss is understood, determining that lowest level requires considerable judgment”. The Company groups its long-lived assets together for purposes of assessing impairment if the assets are used together to generate future cash flows. When determining whether to group one or more long-lived assets together for purposes of assessing impairment, the Company considers the interdependencies of the related long-lived assets. These interdependencies fall generally into the following two categories described below:

Revenue Interdependencies
As described in the Business section of the Form 10-K, the Company considers one of its competitive strengths to be the ability to blend coals from its operations. The Company states “the strategic location of our mines and preparation plants provide us the ability to blend coals from our operations and increase coal revenues and gross margins while meeting its customer requirements.” Often contracts with customers are sourced utilizing coal from multiple mines and/or preparation plants, which are blended together to meet customer specifications.

Cost Interdependencies
Significant costs are required to be incurred for the construction and maintenance of preparation plants, conveyor belting systems, impoundments, waste disposal sites and other related mining infrastructure. Given the close strategic proximity of many of the Company’s mining operations, a single preparation plant may process coals from several different mines and likewise, a single mine may utilize multiple preparation plants to process their coals. Certain of the Company’s mines transport their coals to preparation plants by common conveyor belts. Impoundment sites for coal slurry and waste disposal sites are often utilized by several mines within a close geological area. Multiple mining operations may also mine coals from a single mineral lease subject to combined lease terms.

After considering the relevant factors discussed above for each of its operations, the Company grouped its coal related long-lived assets into the 15 groups mentioned above, each generally consisting of one or more mines and preparation plants and associated coal reserves in a relatively close geographical area, which were considered to be largely interdependent in producing future cash flows.

In the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2013, the Company disclosed in Footnote 2 to the Condensed Consolidated Financial Statements and in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations that the Company tested certain of its long-lived asset groups for impairment during the quarter and recorded an impairment charge of approximately $1.9 million related to an asset group in its All Other category. In the Company’s Form 10-K, while a specific reference to the timing of the impairment analysis was not provided in Footnote 10 to the Consolidated Financial Statements, the Company disclosed in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations that an impairment analysis had occurred in the three months ended September 30, 2013. In future filings, when referring to the impairment analysis conducted in 2013 and in similar situations in the future, the Company will refer specifically to the quarterly timing of that work.

As a result of the impairment testing conducted during the third quarter of 2013, the Company recorded an impairment charge of approximately $1.9 million to write down the value of long-lived assets within the one coal related asset group included in the Company’s All Other category to their estimated fair value of approximately $1.7 million. The Company’s other 14 coal related asset groups (certain of which contain idled assets, including those idled in West Virginia during 2013) passed recoverability testing by substantial margins, therefore the Company concluded that in the near-term, impairments of these long-lived asset groups would not be reasonably possible and no disclosure of at-risk asset groups (or the value of idled assets contained therein) was warranted under ASC 275-10-50-13.

In response to the Staff’s request for expanded disclosure with respect to asset impairment, the Company included modified disclosure language in its recently filed Quarterly Report on Form 10-Q for the three months ended March 31, 2014 filed on May 8, 2014 (the “Q1 2014 Form 10-Q”). The Company repeated and enhanced previously provided disclosure in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations as follows (relevant language changed from that in the Form 10-K indicated in bold and italics):

Critical Accounting Policies and Estimates
Asset Impairment. U.S. GAAP requires that a long-lived asset group that is held and used should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset group might not be recoverable. During the three months ended March 31, 2014, we determined that indicators of impairment were present for our coal related long-lived asset groups. Testing long-lived assets for impairment after indicators of impairment have been identified is a two-step process. Step one compares the net undiscounted cash flows of an asset group to its carrying value. If the carrying value of an asset group exceeds the net undiscounted cash flows of that asset group, step two is performed whereby the fair value of the asset group is estimated and compared to its carrying amount. The amount of impairment, if any, is equal to the excess of the carrying value of an asset group over its estimated fair value. The amount of impairment, if any, is allocated to the long-lived assets on a pro-rata basis, except that the carrying value of the individual long-lived assets are not reduced below their estimated fair value. Our asset groups generally consist of the assets and applicable liabilities of one or more mines and preparation plants and associated coal reserves for which cash flows are largely independent of cash flows of other mines, preparation plants and associated reserves.
During the three months ended March 31, 2014, we determined that the undiscounted cash flows exceeded by a substantial margin, the carrying values of our long-lived asset groups within our Eastern and Western Coal Operations. For the one coal related long-lived asset group contained in our All Other category, the long-lived assets had previously been written down to their estimated fair value of $1.7 million during the third quarter of 2013. Our estimates of undiscounted cash flows are dependent upon a number of significant management estimates about future performance including sales volumes and prices, costs to produce, income taxes, and capital spending, among others. Changes in any of these assumptions could materially impact the estimated undiscounted cash flows of our asset groups.
Additionally, the Company proposes to include the following additional disclosure in future filings (relevant language changed from that in the Form 10-K indicated in bold and italics):
Long-lived assets located in a close geographic area are grouped together for purposes of impairment testing when after considering revenue and cost interdependencies, circumstances indicate the assets are used together to produce future cash flows. Our asset groups generally consist of the assets and applicable liabilities of one or more mines and preparation plants and associated coal reserves for which cash flows are largely independent of cash flows of other mines, preparation plants and associated reserves.

Note 19. Income Taxes, page 123

2)
Given your history of recurring net losses, please discuss the nature of the deferred tax assets which have not been offset by a valuation allowance and how you determined that these assets would be realized. Please address the following:

a)
expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets;

b)	disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

c)	explain the anticipated future trends included in your projections of future taxable income; and

d)
disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please provide us in your supplemental response planned disclosures to be included in your future filings.

Response:

In the Form 10-K, the Company disclosed in Footnote 19 to the Consolidated Financial Statements the nature of its deferred tax assets, which generally consist of federal and state net operating loss carryforwards, alternative minimum tax credit carryforwards, and other deferred tax assets resulting from differences between the tax basis of assets and liabilities and their reported amounts for financial statement purposes. The Company disclosed that as of December 31, 2013, its deferred tax assets totaling approximately $2.0 billion had been reduced by a $294.1 million valuation allowance. The Company also disclosed the amount of its federal and state net operating loss carryforwards, as well as the amounts for which valuation allowances had been provided, which comprised the majority of the total valuation allowance recorded. The Company also highlighted in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations that a valuation allowance of $294.1 million had been provided on certain federal net operating losses, state net operating losses and gross deferred tax assets not expected to provide future tax benefits.

As required by ASC 740-10-30-17, the Company considers the weight of all available evidence, both positive and negative, in determining the amount of valuation allowance to be recorded. ASC 740-10-30-18 describes four sources of taxable income that must be considered when measuring the future realizability of deferred tax assets: 1) future reversals of existing taxable temporary differences, 2) future taxable income exclusive of reversing temporary differences and carryforwards, 3) taxable income in prior carryback year(s) if carryback is permitted under the law, and 4) tax-planning strategies. The Company considered each of these four sources when calculating the amount of valuation allowance required. As the Staff highlights, the Company has a history of recent net losses. Given the significant negative evidence that this provides, the Company is currently unable to utilize future projections of taxable income to support the realization of its deferred tax assets. Nonetheless, the Company continues to monitor this source of income for potential application in future periods. The Company currently is limited to taxable income resulting from expected future deferred tax liability reversals, along with carryback opportunities and prudent tax strategies, as applicable, to support the realization of its deferred tax assets. In Note 19 to the Consolidated Financial Statements included in the Form 10-K, the Company disclosed the nature and composition of its deferred tax assets and liabilities in accordance with ASC 740-10-50-6 and interpretations of SEC staff regarding significant components. As of December 31, 2013, the Company relied upon a logical and systematic scheduling of the expected reversal of deferred tax assets and deferred tax liabilities to determine the amount of deferred tax assets that would be considered realizable. ASC 740-10-55-19 outlines the two concepts that underlie the determination of the reversal pattern of existing temporary differences: “… a) The particular years in which temporary differences result in taxable or deductible amounts generally are determined by the timing of the recovery of the related asset or settlement of the related liability... b) The tax law determines whether future income reversals of temporary differences will result in taxable and deductible amounts that offset each other in future years...” The Company incorporated both concepts into its scheduling methodology in a logical and systematic manner as outlined in ASC 740-10-55-22. Based on its scheduling exercise, the Company concluded that the future taxable income created through the reversal of deferred tax liabilities provided sufficient positive evidence to support the realizability of a portion of its deferred tax assets. The Company believes that the deferred tax liabilities relied upon as future taxable income in its assessment of the realizability of deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets that will be realized.

In response to the Staff’s request to provide enhanced disclosure regarding the factors and methodology utilized to determine the realizability of deferred tax assets in future filings, the Company included modified disclosure language in its recently filed Q1 2014 Form 10-Q. The Company enhanced previously provided disclosure in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and provided additional disclosure in Note 15 to the Condensed Consolidated Financial Statements (relevant language changed from that in the Form 10-K indicated in bold and italics, where applicable)

Critical Accounting Policies and Estimates
Income Taxes. We recognize deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating our ability to recover our deferred tax assets within the jurisdiction in which they arise, we consider all available positive and negative evidence, including the scheduled reversals of deferred tax liabilities, projected future taxable income, taxable income available via carryback to prior years, tax planning strategies, and results of recent operations. Due to the significant negative evidence of cumulative losses in recent years, the Company is unable to utilize estimates of future earnings to support the realization of its deferred tax assets. Therefore, the company is currently relying primarily on income resulting from expected future deferred tax liability reversals, along with carryback opportunities and prudent tax strategies to support the realization of deferred tax assets. We update our assessment regarding the realizability of our deferred tax assets including scheduling the reversal of our deferred tax assets and liabilities each quarter to determine the amount of valuation allowance needed. Scheduling the reversal of deferred tax asset and liability balances requires judgment and estimation. We believe the deferred tax liabilities relied upon as future taxable income in our assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets that will be realized. If our conclusions change in the future regarding the realization of a portion or all of our net deferred tax assets, we may record a change to the valuation allowance through income tax expense in the period the determination is made, which may have a material impact on our results. As of March 31, 2014, we were in a net deferred tax liability position with tax computed at regular tax rates on the gross temporary differences. Federal minimum tax credit carryforwards and federal and state net operating loss carryforwards were partially realized by scheduling the tax effect of the taxable temporary differences. Some deferred tax liabilities did not reverse in the same period as deferred tax assets, and therefore were not used as a future source of taxable income. If deferred tax assets increase relative to our deferred tax liabilities or circumstances change regarding the reversal patterns of existing deferred balances, we may be required to establish additional valuation allowances. At March 31, 2014, a valuation allowance of $344.2 million has been provided on federal and state net operating loss carryforwards and gross deferred tax assets not expected to provide future tax benefits.

(15) Income Taxes

The Company recorded an increase of $50,118 to its deferred tax asset valuation allowance during the three months ended March 31, 2014. The change in valuation allowance results from an increase in net operating losses and other deferred tax assets for which the Company is unable to support realization. The Company currently is relying primarily on the reversal of taxable temporary differences, along with consideration of taxable income via carryback to prior years, and tax planning strategies to support the realization of its deferred tax assets. The Company updates its assessment regarding the realizability of its deferred tax assets including scheduling the reversal of its deferred tax liabilities each quarter to determine the amount of valuation allowance needed. Scheduling the reversal of deferred tax asset and liability balances requires judgment and estimation. The Company believes the deferred tax liabilities relied upon as future taxable income in its assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets that will be realized. The valuation allowance recorded represents the portion of deferred tax assets for which the Company is unable to support realization through the methods described above. The Company has concluded that it is more likely than not that the remaining deferred tax assets, net of valuation allowances, are realizable.

Forms 8-K furnished August 2, 2013 and October 31, 2013
Exhibit 99.1

3)
We note you disclose the Company generated $55 million free cash flow and approximately $61 million negative free cash flow during the third and second quarter 2013 earnings calls, respectively. Please tell us how you considered the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures. In particular, we note that you have not identified free cash flow as a non-GAAP measure and have not reconciled the measure to the most comparable GAAP measure. Please provide draft disclosure to be included in future filings and confirm that the measure will be identified as a non-GAAP measure in all public filings, including press releases.

Response:

With respect to disclosures required by Item 10(e) of Regulation S-K, we respectfully note that free cash flow was not included in the Company’s Forms 8-K furnished on August 2, 2013 and October 31, 2013 or the Company’s Quarterly Reports on Form 10-Q for the second and third quarters of 2013, so Item 10(e) disclosures with respect to free cash flow were not required in those filings. If the Company includes the measure in future filings (including press releases), it will include the applicable required disclosures.

With respect to the disclosure of free cash flow amounts in the Company’s second and third quarter 2013 earnings calls, we acknowledge the staff’s comment, and will provide additional disclosure in accordance with Regulation G when this non-GAAP measure is utilized. This additional disclosure will include identification of free cash flow as a non-GAAP financial measure and a presentation of and reconciliation of free cash flow to the most comparable GAAP measure, net cash provided by operating activities. The reconciliation will be provided in a form substantially similar to the following:

Reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities (In Thousands) (Unaudited)

Net Cash Provided by Operating Activities	$	●●●,●●●
Less: Capital Expenditures	$	●●●,●●●
Free Cash Flow	$	●●,●●●

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to these responses or require additional information, please contact me at 276-739-5324 or by fax at 276-739-5334.

Very truly yours,

/s/ Frank J. Wood
Frank J. Wood
Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Vaughn R. Groves, Esq., Executive Vice President, General Counsel and
Secretary, Alpha Natural Resources, Inc.
Robert Slappey, KPMG LLP
Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP